LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

02028425

April 12, 2002

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA
20549

SUPPL

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of a Press Release relating to the Loblaw normal course issuer bid issued March 26, 2002 to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/cmb

Enclosure

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/16

LOBLAW COMPANIES LIMITED

PRESS RELEASE

NORMAL COURSE ISSUER BID

Loblaw Companies Limited's ("Loblaw") Board of Directors has authorized the purchase of up to 13,812,635 of its Common Shares, representing approximately 5% of the 267,252,714 Common Shares currently outstanding by way of normal course purchases on The Toronto Stock Exchange.

The purchases may commence on March 29, 2002, and will terminate on March 28, 2003, or on such earlier date as Loblaw may complete its purchases pursuant to a Notice of Intention filed with The Toronto Stock Exchange. Purchases will be made by Loblaw in accordance with the requirements of The Toronto Stock Exchange and the price which Loblaw will pay for any such Common Shares, will be the market price of such shares at the time of acquisition. In addition Loblaw intends to enter into forward purchase or swap contracts which may be settled by physical settlement, cash settlement or a combination thereof. The forward price will be based on market price, dividend yield and market interest rates. Purchased Shares will be cancelled.

Loblaw believes that the market price of its Common Shares could be such that their purchase may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders.

Loblaw has purchased 1500 of its Common Shares at an average price of $51.86 within the past twelve months under an approved Normal Course Issuer Bid, which expires on March 28, 2002. During the last twelve months, the Corporation has entered into forward purchase contracts on 510,600 Common Shares at an average price of $51.07.

To the knowledge of Loblaw, no director, senior officer or other insider of Loblaw currently intends to sell any Common Shares under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange may occur if the circumstances or decisions of any such person change. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased. George Weston Limited, Weston Food Distribution Inc. and Weston Holdings Limited, the indirect controlling shareholders, do not intend to tender any common shares pursuant to the bid.

March 26, 2002

Contact: Geoff Wilson
Vice President, Industry and Investor Relations
(416) 922-8500

LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

April 12, 2002

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of Pricing Supplement No. 3 dated February 26, 2002, to be furnished to the Securities and Exchange Commission:

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/jn

Enclosure

PRICING SUPPLEMENT NO. 3 DATED FEBRUARY 26, 2002 TO SHORT FORM SHELF PROSPECTUS DATED MAY 24, 2001

This Pricing Supplement, together with the Short Form Base Shelf Prospectus dated May 24, 2001 (the "Prospectus"), constitutes a public offering of securities pursuant to the Prospectus only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered pursuant to the Prospectus and any representation to the contrary is an offence.

LOBLAW COMPANIES LIMITED
Medium Term Notes
(unsecured)

Terms of Issue

CUSIP No.: 53947ZAS6

Principal Amount (Cdn.$): $200,000,000.00

Interest Payment Dates: Semi-annually on March 1 and September 1, commencing September 1, 2002

Issue Date: March 1, 2002

Maturity Date: March 1, 2032

Delivery Date: March 1, 2002

Agents' Commission: 0.50%

Issue Price: 99.697%

Participating Agents: CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., and National Bank Financial Inc.

Interest Rate: 6.85% per annum

Form of Note: Book Entry only

Net Proceeds to Loblaw Companies Limited: (Cdn.) $198,394,000.00

Redemption Terms: The Notes shall be redeemable on not more than 60 days nor less than 30 days prior notice at the Company's option, in whole at any time and in part from time to time, at an amount equal to the greater of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to the date fixed for redemption. "Canada Yield Price" shall mean a price calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.26% on the business day preceding the date on which the redemption is authorized. "Government of Canada Yield" on any date shall mean the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada Bonds denominated in Canadian Dollars would carry if issued in Canada, at 100% of its principal amount on such date, with a term to maturity equal to the remaining term to maturity of the Notes.

Documents Incorporated by Reference

The Prospectus, into which this Pricing Supplement is deemed to be incorporated by reference, also incorporates by reference certain other named disclosure documents of the Company which have been filed with the various securities commissions of each of the Provinces of Canada. The following documents are also specifically incorporated by reference and form an integral part of the Prospectus:

(a) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 24 week period ended June 16, 2001 and Management Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations;

(b) Material Change Report of the Company dated October 19, 2001 (in English) and dated October 23, 2001 (in French) relating to the filing of a preliminary short form prospectus in connection with a secondary offering of 4,200,000 common shares of the Company by George Weston Limited;

(c) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 40 week period ended October 6, 2001 and Management Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations; and

(d) Consolidated comparative interim financial statements (unaudited) of the Company as at and for the 52 week period ended December 29, 2001 and Management Discussion and Analysis in respect thereof, together with accompanying earnings coverage calculations.

LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

April 12, 2002

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA
20549

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of a Press Release issued January 24, 2002 to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

RAB/cmb

Enclosure

LOBLAW COMPANIES LIMITED

PRESS RELEASE

Loblaw Companies Limited indicated that it will be redeeming all of its outstanding 10% Debentures, Series 8 ("Series 8 Debentures") on April 16, 2002, in accordance with the terms and conditions thereof. The principal amount outstanding is $60,730,000.00.

Notice of such redemption will be mailed to all registered holders of the Series 8 Debentures on or about January 31, 2002.

Contact: Geoffrey H. Wilson (416-922-8500)

Date: January 24, 2002